June 18, 2009

VIA EDGAR
Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Simon Property Group, L.P.
Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008
Filed March 2, 2009 and May 8, 2009
File No. 333-11491

Dear Mr. Gordon:

This letter responds to your letter dated May 28, 2009, which included additional comments with respect to the periodic reports noted above.

For the sake of convenience, we have reproduced each comment below with our response following each such comment.

A courtesy copy of this letter is also being sent via fax to William Demarest.

Throughout this letter, references to “the REIT” and “the General Partner” refer to Simon Property Group, Inc., while “the Operating Partnership” refers to Simon Property Group, L.P.

Note 10.  Equity

Temporary Equity, page 51

1.                   Comment:  We have reviewed your response to prior comment 2 and your revised disclosure.  Please confirm, if true, that all of the preferred units are accounted for at liquidation value.

Response:  This will confirm that all preferred units are accounted for at their respective liquidation values.

Permanent Equity, page 53

2.                   Comment:  It appears that the Series C 7.00% Cumulative Convertible Preferred Units contain terms which may require cash settlement under scenarios outside of your control.  Please clarify how you determined that these units should be accounted for as permanent equity.

Response:  Upon further analysis of the terms of the Series C 7.00% Cumulative Convertible Preferred Units, there is a scenario which could require the Operating Partnership to cash settle the conversion.  In that scenario, the Operating Partnership would be required to deliver “fully registered” shares of common stock of the REIT.  The ability to effect the registration of such shares of common stock under the securities laws at some uncertain future time is not within the control of the Operating Partnership.  Accordingly, in future filings we will account for the Series C preferred units (which had an aggregate liquidation value of $2.6 million as of December 31, 2008, which is immaterial) as temporary equity.

Exchange Rights, page 56

3.                   Comment:  It appears that the right of the Limited Partners to exchange their units for cash or shares of Simon Property Group, Inc. (the REIT), at the option of the REIT potentially results in cash settlement under scenarios outside of the control of Simon Property Group, L.P.  Please clarify how you determined that units held by the Limited Partners should be accounted for as permanent equity.  Additionally, tell us how you have valued these units.  Refer to EITF D-98.

Response:  The comment suggests that the SEC may believe that there is a difference between a determination made by the Operating Partnership rather than the General Partner.  That assumption would not be correct.  The REIT is the 83% owner and sole General Partner of the Operating Partnership.  While separate legal entities, the REIT and the Operating Partnership function as one economic unit, with all operations conducted and investments managed through the Operating Partnership.  Under Delaware law and the partnership agreement, the General Partner is responsible for the management and control of the Operating Partnership’s business and affairs, and with the limited exception of several “Major Decisions” described in the partnership agreement, the General Partner has the sole right, and the full power and discretion, to make decisions for and on behalf of the Operating Partnership.  The Operating Partnership’s partnership agreement expressly provides that the decision of whether to pay cash or deliver shares of the REIT to Limited Partners who exercise their exchange rights is not a “Major Decision” and is to be made solely by the General Partner for and on behalf of the Operating Partnership.  There is no separate management or governance structure by which the Operating Partnership could make such a determination.  In short, the decision to cash settle is not outside the control of the Operating Partnership — control of this decision must be exercised by and through its General Partner on behalf of the Operating Partnership.

In considering the determination to deliver REIT shares or cash, EITF D-98 requires consideration of the Operating Partnership’s ability to deliver such shares under EITF 00-19.  Unlike the holders of the Series C preferred units discussed in response to the preceding comment, the Limited Partners who are exercising their exchange rights are not entitled to receive shares that have been registered under the securities laws.  Accordingly, there is no similar uncertainty with respect to the ability to deliver REIT shares to an exchanging Limited Partner.  We reviewed the other criteria of EITF 00-19 and have determined that there are no criteria which would require classification of these units held by the Limited Partners outside of permanent equity.

We value all units, whether issued to the Limited Partners or the General Partner, using the fair value of the cash or property contributed by the partners in exchange for the units at their date of issuance. As the units are reported as a component of permanent equity, there is no subsequent mark to market accounting in accordance with D-98.

4.                   Comment:  Please tell us whether the General Partner(s), including the REIT, have similar exchange rights and if so how these GP interests were analyzed under D-98.

Response:  The exchange rights referred to in the response to this and the preceding question are those found in Article XI of the partnership agreement for the Operating Parnership.  These are rights granted to, and exercisable by, only the Limited Partners.  The General Partner does not have exchange rights similar to those granted to the Limited Partners.  As noted above, the REIT is the sole General Partner of the Operating Partnership.

If I can be of assistance in answering any additional questions in connection with this response, please call me at (317) 685-7363 or in my absence, James M. Barkley at (317) 263-7083.

Very truly yours,

/s/ Stephen E. Sterrett
Stephen E. Sterrett

cc:	William Demarest
James M. Barkley